Exhibit 99.1

Tuesday, 26th of September at 2:00 p.m. (local time) Hotel Unique • Espaço de Eventos Av. Brigadeiro Luiz Antônio, 4700 • Jardim Paulista São Paulo • State of São Paulo Valet parking available. The presentation will be broadcast on the website www.itau.com.br/investor-relations with simultaneous translation in English. To confirm your attendance, please send an e-mail to itau@apimec2017.com.br or call 0800 776 01 56 Please access the Investor Relations website for further information. www.itau.com.br/investor-relations cicloapimec2017_:) Itaú Unibanco Holding S.A. The Management of Itaú Unibanco is pleased to invite you to the presentation of the bank’s results and strategy to stockholders, investors and those interested in capital markets.